

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2009

Timothy O'Brien
Vice President
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 330
Minnetonka, MN 55305

> **Re:** **Two Harbors Investment Corp.**
> **Form 8-K/A, Item 4.01**
> **Filed on November 4, 2009**
> **File No. 001-34506**

Dear Mr. O'Brien:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant